                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          Extended Stay America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  30224P 10 1
                                 --------------
                                 (CUSIP Number)


           H. Wayne Huizenga, 450 East Las Olas Boulevard, Suite 1500,
                  Ft. Lauderdale, Florida 33301 (305) 627-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 15, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement [ ]
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(e) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  30224P 10 1                                   Page 2 of 12 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        10,710,410 Shares
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           10,710,410 Shares
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10

--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            10,710,410 Shares
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            11.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  30224P 10 1                                   Page 3 of 12 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        9,179,910 Shares
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           9,179,910 Shares
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10

--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            9,179,910 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  30224P 10 1                                   Page 4 of 11 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        9,179,910 Shares
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           9,179,910 Shares
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10

--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            9,179,910 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

                  The Reporting Persons listed on the cover pages to this
Schedule 13D hereby make the following statement (this "Statement") pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by H. Wayne Huizenga dated December 27, 1995 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

                  This Amendment No. 1 is filed to report a change in the percentage of Common Stock beneficially owned by the Reporting Persons, which has resulted from changes in the aggregate outstanding Common Stock of the Issuer and the vesting of presently unexercised stock options held by Mr. Huizenga. There has been no other change in the aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons as a result of acquisitions or dispositions by any of them.

ITEM 1.           SECURITY AND ISSUER.

                  Item 1 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Extended Stay America, Inc. (the "Issuer"), a Delaware corporation, which has its principal offices at 101 North Pine Street, Spartansburg, South Carolina 29302.


ITEM 2.           IDENTITY AND BACKGROUND.

                  The first paragraph of Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  This Statement is being filed jointly by H. Wayne Huizenga ("Mr. Huizenga"), Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). Mr. Huizenga's business address is 450 East Las Olas Blvd., Suite 1500, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada 89016. Mr. Huizenga's principal occupation is serving as the Chairman of the Board of AutoNation, Inc., which owns the nation's largest chain of franchised automobile dealerships and which is headquartered at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Huizenga is the sole shareholder of HII. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.



                               Page 5 of 12 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph:

                  As a result of certain issuances of shares of Common Stock initiated by the Issuer, the total number of shares of Common Stock outstanding has fluctuated since the filing of the Original Schedule 13D, such that the Reporting Persons' percentage ownership has decreased. This Statement is being filed solely to report this change in the Reporting Persons' current percentage ownership, as well as to reflect the beneficial ownership of shares of Common Stock underlying certain vested but unexercised stock options held by Mr. Huizenga.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The second paragraph of Item 4 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  See Item 3 for an explanation of the filing of this Schedule 13D amendment. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plan or proposals or any other plans relating to the Company and to take action with respect thereto).



                               Page 6 of 12 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  (a) and (b) As of February 15, 2002, Mr. Huizenga may be deemed to beneficially own 10,710,410 shares of Common Stock, which includes 9,179,910 shares of Common Stock beneficially owned by HILP described below and 1,530,500 shares of Common Stock issuable to Mr. Huizenga upon exercise of employee stock options, representing in total approximately 11.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 93,028,768 shares of Common Stock issued and outstanding as of November 2, 2001, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2001, plus the 1,530,500 shares of Common Stock issuable upon exercise of employee stock options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 10,710,410 shares of Common Stock which he may be deemed to beneficially own.

                  As of February 15, 2002, HILP may be deemed to beneficially own 9,179,910 shares of Common Stock, representing approximately 7.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 93,028,768 shares of Common Stock issued and outstanding as of November 2, 2001). HILP has the sole power to vote and the sole power to dispose of the 9,179,910 shares of Common Stock which it may be deemed to beneficially own.

                  As of February 15, 2002, HII may be deemed to beneficially own the 9,179,910 shares of Common Stock beneficially owned by HILP described above. HII has the sole power to vote and the sole power to dispose of the 9,179,910 shares of Common Stock which it may be deemed to beneficially own.



                               Page 7 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  See Items 2 and 3 for information which may be required by this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  EXHIBIT NO.                DESCRIPTION
                  -----------                -----------

                       1 Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.




                               Page 8 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. WAYNE HUIZENGA



Dated: February 15, 2002





                               Page 9 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS LIMITED
                                   PARTNERSHIP, a Nevada limited partnership

                                   By:  Huizenga Investments, Inc., a Nevada
                                        corporation, as general partner


                                        By:/s/ Cris V. Branden
                                           -------------------------------------
                                           Cris V. Branden
                                           Authorized Officer

Dated: February 15, 2002






                              Page 10 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS, INC., a Nevada
                                   corporation

                                   By:  /s/ Cris V. Branden
                                        ----------------------------------------
                                        Cris V. Branden
                                        Authorized Officer

Dated: February 15, 2002






                              Page 11 of 12 Pages

                               INDEX TO EXHIBITS


NUMBER                                 EXHIBIT
------                                 -------

1 Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.


---------------------------










                              Page 12 of 12 Pages

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Extended Stay America, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated: February 15, 2002             /s/ H. Wayne Huizenga
                                     -------------------------------------
                                     H. WAYNE HUIZENGA

Dated: February 15, 2002             HUIZENGA INVESTMENTS LIMITED PARTNERSHIP, a
                                     Nevada limited partnership


                                     By: Huizenga Investments, Inc., a Nevada
                                         corporation, as general partner


                                     By: /s/ Cris V. Braden
                                        -----------------------------------
                                     CRIS V. BRADEN
                                     Authorized Officer


Dated: February 15, 2002             HUIZENGA INVESTMENTS, INC., a Nevada
                                     corporation


                                     By: /s/ Cris V. Braden
                                        -----------------------------------
                                     CRIS V. BRADEN
                                     Authorized Officer